UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission File No. 001-02217
COCA-COLA REFRESHMENTS BARGAINING EMPLOYEES’ 401(k) PLAN (Full title of the plan)
THE COCA-COLA COMPANY (Name of issuer of the securities held pursuant to the plan)

One Coca-Cola Plaza Atlanta, Georgia 30313 (Address of the plan and address of issuer’s principal executive offices)

COCA-COLA REFRESHMENTS

BARGAINING EMPLOYEES’ 401(k) PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2016 and 2015

and for the Year Ended December 31, 2016

with Report of Independent Registered Public Accounting Firm

Coca-Cola Refreshments

Bargaining Employees’ 401(k) Plan

To The Coca-Cola Company

Benefits Committee

The Coca-Cola Company

Atlanta, Georgia

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statements of net assets available for benefits of Coca-Cola Refreshments Bargaining Employees’ 401(k) Plan (the “Plan”) as of December 31, 2016 and 2015 and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets held has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BANKS, FINLEY, WHITE & CO.

College Park, Georgia

June 29, 2017

Coca-Cola Refreshments

Bargaining Employees’ 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2016 and 2015

	2016	2015
Assets
Investments in Master Trust, at fair value (Note 3)	$77,152,281	$86,860,666
Investments in Master Trust, at contract value (Note 3)	15,646,199	16,863,117
Notes receivable from participants	4,616,108	5,811,427
Net assets available for benefits	$97,414,588	$109,535,210

See accompanying notes to financial statements.

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Bargaining Employees’ 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2016

Additions to net assets attributed to:
Investment income from the Master Trust	$6,417,616
Interest income from notes receivable from participants	186,157
Employer contributions	1,232,576
Participant contributions	5,166,642

Total additions	13,002,991

Deductions from net assets attributed to:
Distributions to participants	(25,217,060)
Administrative expenses	(118,635)

Total deductions	(25,335,695)

Net decrease in net assets before transfers	(12,332,704)
Transfers from related plan (Note 1)	212,082
Net decrease in net assets available for benefits	(12,120,622)

Net assets available for benefits:
Beginning of year	109,535,210
End of year	$97,414,588

See accompanying notes to financial statements.

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Coca-Cola Refreshments

Bargaining Employees’ 401(k) Plan

Notes to Financial Statements

Note 1 – Description of Plan

The following description of the Coca-Cola Refreshments Bargaining Employees’ 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the summary plan description for a more comprehensive description of the Plan’s provisions.

General

The Plan is sponsored by Coca-Cola Refreshments USA, Inc. (the “Company”), which is a wholly owned subsidiary of The Coca-Cola Company (“TCCC”). The Plan was formed effective July 1, 1984 and amended and restated effective January 1, 2002. The Plan is a defined contribution plan covering certain bargaining employees of the Company, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (“ERISA”).

Administration

The Plan is administered by The Coca-Cola Company Benefits Committee (the “Committee”) which, as Plan Administrator, has substantial control of and discretion over the administration of the Plan. Mercer Trust Company (the “Trustee”) provides trust services and Transamerica Retirement Plan Services provides recordkeeping services for the Plan.

Transfers from Related Plan

During 2016, the Plan received transferred account balances totaling $212,082 for participants whose employment status with the Company changed from non-bargaining to bargaining. These participants elected to transfer their account balances to the Plan from The Coca-Cola Company 401(k) Plan.

Eligibility

Each employee who is eligible for the Plan under the terms of a collective bargaining agreement negotiated between the Company and such bargaining unit shall become a participant on the entry date (the first day of the calendar quarter following date of hire) at which time the participant may elect to begin compensation deferrals, unless otherwise defined in the Plan.

Contributions

The Plan allows a participant to contribute 1% to 15% of compensation, unless otherwise defined in the Plan. The Company matches participant contributions as provided for in the various collective bargaining agreements. Contributions are subject to certain Internal Revenue Code (the “Code”) limitations. All contributions are invested as directed by participants.

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Bargaining Employees’ 401(k) Plan

Notes to Financial Statements

Note 1 – Description of Plan (Continued)

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of their accounts plus actual earnings thereon is based on years of service.

A participant is 100% vested after three years of credited service, unless otherwise defined in the Plan. All participants become fully vested upon death, total disability or reaching normal retirement age as defined in the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, employer contributions, if any, rollover contributions, if any, and allocations of Plan investment results; however, each account is also charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Notes Receivable from Participants

Participants may borrow from their account balances subject to certain limitations. The following applies to participant loans unless otherwise defined in the Plan:

(a)	The maximum amount that a participant may borrow is the lesser of 50% of their vested account balance or $50,000. The $50,000 maximum is reduced by the participant’s highest outstanding loan balance on any loans during the preceding 12 months.

(b)	The minimum loan amount is $1,000.

(c)	The loan interest rate is the prime rate, as published in The Wall Street Journal, and is set monthly. The loan’s interest rate is fixed for the life of the loan.

(d)	The loan repayment period is limited to five years for a general purpose loan and 15 years for a loan used to purchase or build a principal residence.
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Coca-Cola Refreshments

Bargaining Employees’ 401(k) Plan

Notes to Financial Statements

Note 1 – Description of Plan (Continued)

Employee Stock Ownership Plan

The portion of the Plan invested in common stock of The Coca-Cola Company is designated as an employee stock ownership plan (“ESOP”) within the meaning of Code Section 4975(e)(7). Participants invested in common stock of The Coca-Cola Company may elect to receive their entire dividend amount as a cash payment made directly to them rather than have the dividend amount reinvested in their Plan account. The total amount of dividends paid directly to participants was $74,669 during 2016.

Withdrawals and Benefit Payments

Distributions of a participant’s fully vested account balance shall be made during the period following his or her retirement, total disability, death or termination of employment.

Distributions to participants shall be made in a single lump sum or a series of installments over a certain period selected by the participant. The amount of distribution under the Plan shall be equal to the participant’s vested account balance.

If the participant has any loan balance at the time of distribution, the amount of cash available to the participant or beneficiary shall be reduced by the outstanding principal balance of the loan.

Prior to retirement, a withdrawal from the balance of a participant’s pre-tax contribution account would be available for a financial hardship or from a participant’s rollover source within the Plan, unless otherwise defined in the Plan.

North America Refranchising Transactions

In conjunction with implementing a new beverage partnership model in North America, TCCC refranchised territories that were previously managed by the Company to certain of TCCC’s unconsolidated bottling partners. TCCC expects to complete its refranchising in the United States by the end of 2017. The refranchising will significantly decrease the number of active participants in the Plan.

In connection with the Company’s refranchising of certain distribution and manufacturing facilities to independent bottlers, amendments were made to the Plan to fully vest impacted employees who were terminated from the Company as a result of the divestiture of their facility (“Transitioning Employees”). In addition, the Plan’s loan procedures were revised to allow Transitioning Employees who elect to rollover their entire Plan account balances to the applicable bottler’s defined contribution plan to also elect to rollover their outstanding loan balances. Approximately $809,000 of participants loans were rolled out of the Plan and included in distributions to participants for the year ended December 31, 2016.

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Bargaining Employees’ 401(k) Plan

Notes to Financial Statements

Note 1 – Description of Plan (Continued)

Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan agreement to discontinue contributions at any time and to terminate the Plan. In the event of Plan termination, all participants become fully vested and shall receive a full distribution of their account balances.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments

The Plan’s investments are stated at fair value in accordance with Accounting Standards Codification Topic 820 “Fair Value Measurements and Disclosures” (“ASC 820”). See Note 3 for fair value measurements.

Purchases and sales of securities are recorded on the trade date. Interest income is recorded as earned and dividend income is recorded as of the ex-dividend date.

Notes Receivable from Participants

Participant loans, which are classified as receivables, are stated at the unpaid principal balance plus any accrued but unpaid interest.

Administrative Expenses

Certain administrative expenses are paid by the Plan, as permitted by the Plan document. All other expenses are paid by the Company.

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Bargaining Employees’ 401(k) Plan

Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements

In February 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting. The new standard clarifies presentation requirements for a plan’s interest in a master trust and requires more detailed disclosures of the plan’s interest in the master trust. For each master trust in which a plan holds an interest, the amendments in this standard require a plan’s interest in that master trust and any change in that interest to be presented in separate financial statement line items in the statement of net assets available for benefits and in the statement of changes in net assets available for benefits, respectively. The standard is effective for fiscal years beginning after December 15, 2018 (with early adoption permitted) using a retrospective transition approach. The Company is currently evaluating the impact of this standard on the Plan’s financial statements.

Note 3 – The Coca-Cola Company Master Trust for 401(k) Plans

The Plan participates in The Coca-Cola Company Master Trust for 401(k) Plans (the “Master Trust”) with similar retirement plans sponsored by TCCC and certain other subsidiaries of TCCC, whereby investments are held collectively for all plans by the Trustee. Each participating plan’s investment in the Master Trust is equal to the sum of its participant account balances in relation to total Master Trust investments. The Plan’s investments include retirement target date funds, equity and fixed income index funds, actively managed equity and fixed income funds, synthetic guaranteed investment contracts, and common stock of The Coca-Cola Company. The investment structures include mutual funds, collective trust funds, Master Trust investment funds, and direct ownership of common stock of The Coca-Cola Company.

The Plan’s investments in the Master Trust were approximately $92.8 million and $103.7 million at December 31, 2016 and 2015, respectively. The Plan’s interest in the net assets of the Master Trust was approximately 2.1% and 2.3% at December 31, 2016 and 2015, respectively. This was determined by comparing the Plan’s investment in the Master Trust to total net assets in the Master Trust.

The following table summarizes the net assets of the Master Trust as of December 31, 2016 and 2015 (in thousands):

	2016	2015
Collective trust funds	$2,026,349	$2,090,492
Mutual funds	137,894	156,426
Master Trust investment funds	635,228	632,263
Common stock	1,221,648	1,284,920
Investments at fair value	4,021,119	4,164,101
Due from broker	16	137
Fully benefit-responsive investment contract at contract value	367,599	375,378
Master Trust net assets	$4,388,734	$4,539,616
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Bargaining Employees’ 401(k) Plan

Notes to Financial Statements

Note 3 – The Coca-Cola Company Master Trust for 401(k) Plans (Continued)

The net investment income of the Master Trust for the year ended December 31, 2016 was as follows (in thousands):

Investment income:
Net appreciation in fair value of investments	$196,783
Interest and dividends	43,962
Net investment income	$240,745

Fair Value Measurements

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also established a fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•	Level 1 —	Quoted prices in active markets for identical assets or liabilities.

•	Level 2 —	Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•	Level 3 —	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Plan’s valuation methods used to measure fair value of its investments may produce fair values that may not be indicative of a future sale, or reflective of future fair values. The use of different methods to determine the fair value of investments could result in different estimates of fair value at the reporting date.

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Bargaining Employees’ 401(k) Plan

Notes to Financial Statements

Note 3 – The Coca-Cola Company Master Trust for 401(k) Plans (Continued)

The Master Trust assets, measured at fair value on a recurring basis (at least annually) as of December 31, 2016, were as follows (in thousands):

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Investments Using NAV Practical Expedient	Total
Common stock (A)	$1,221,648	$—	$1,221,648
Mutual funds (B)	137,894	—	137,894
Collective trust funds (C)	—	2,026,349	2,026,349
Master Trust investment funds (D)	—	635,228	635,228
	$1,359,542	$2,661,577	$4,021,119

(A)	Investments in common stock are in shares of The Coca-Cola Company and are valued using the quoted market price multiplied by the number of shares owned as of the measurement date.

(B)	Investments in mutual funds are valued at the publicly quoted net asset value of each fund. The total value is calculated by multiplying the net asset value per share by the number of shares held as of the measurement date.

(C)	The underlying investments held in the collective trust funds are equity or debt securities held to replicate the performance of a specific equity or bond market index. The collective trust funds are valued at the NAV per share as determined by the manager of the funds multiplied by the number of shares held as of the measurement date. These funds have no redemption restrictions.

(D)	The Master Trust investment funds include the US Large Cap Active Equity Fund, US Small-Mid Cap Active Equity Fund, and the US Core-Plus Active Fixed Income Fund. The total value is calculated by multiplying the NAV per share by the number of shares held as of the measurement date. The underlying investments include common stock, preferred stock, mutual funds, collective trust funds and a short-term investment account. These funds have no redemption restrictions.
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Bargaining Employees’ 401(k) Plan

Notes to Financial Statements

Note 3 – The Coca-Cola Company Master Trust for 401(k) Plans (Continued)

The Master Trust assets, measured at fair value on a recurring basis (at least annually) as of December 31, 2015, were as follows (in thousands):

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Investments Using NAV Practical Expedient	Total
Common stock (A)	$1,284,920	$—	$1,284,920
Mutual funds (B)	156,426	—	156,426
Collective trust funds (C)	—	2,090,492	2,090,492
Master Trust investment funds (D)	—	632,263	632,263
	$1,441,346	$2,722,755	$4,164,101

(A)	Investments in common stock are in shares of The Coca-Cola Company and are valued using the quoted market price multiplied by the number of shares owned as of the measurement date.

(B)	Investments in mutual funds are valued at the publicly quoted net asset value of each fund. The total value is calculated by multiplying the net asset value per share by the number of shares held as of the measurement date.

(C)	The underlying investments held in the collective trust funds are equity or debt securities held to replicate the performance of a specific equity or bond market index. The collective trust funds are valued at the NAV per share as determined by the manager of the funds multiplied by the number of shares held as of the measurement date. These funds have no redemption restrictions.

(D)	The Master Trust investment funds include the US Large Cap Active Equity Fund, US Small-Mid Cap Active Equity Fund, and the US Core-Plus Active Fixed Income Fund. The total value is calculated by multiplying the NAV per share by the number of shares held as of the measurement date. The underlying investments include common stock, preferred stock, mutual funds, collective trust funds and a short-term investment account. These funds have no redemption restrictions.

During 2016 and 2015 there were no Level 2 or 3 investments.

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Bargaining Employees’ 401(k) Plan

Notes to Financial Statements

Note 3 – The Coca-Cola Company Master Trust for 401(k) Plans (Continued)

Synthetic Guaranteed Investment Contracts

The Master Trust has a separate account (the “account”) which invests in wrapper contracts (comprised primarily of synthetic guaranteed investment contracts) and cash equivalents. Contracts within the account are fully benefit-responsive and are therefore reported at contract value on the statements of net assets available for benefits. Contract value represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses. As of December 31, 2016, the account consisted of approximately $350,550,000 of wrapper contracts and approximately $17,049,000 of cash equivalents.

In a wrapper contract structure, the underlying investments are owned by the account and held in trust for Plan participants. These contracts wrap a diversified portfolio primarily comprised of corporate and government bonds, and collective trust funds. The account purchases wrapper contracts from an insurance company or bank. The wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate (which is the rate earned by participants in the account for the underlying investments). The issuers of the wrapper contracts provide assurances that the adjustments to the interest crediting rate do not result in a future crediting rate that is less than zero.

Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments.

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Coca-Cola Refreshments

Bargaining Employees’ 401(k) Plan

Notes to Financial Statements

Note 3 – The Coca-Cola Company Master Trust for 401(k) Plans (Continued)

Transactions with Parties-in-Interest

During the year ended December 31, 2016, the Master Trust had the following transactions relating to common stock of The Coca-Cola Company (in thousands):

	Shares	Fair Value
Purchases	3,792	$165,892
Sales	2,849	$127,434
In-kind distributions	1,387	$60,084
Dividends received	N/A	$41,398

The Master Trust held the following investments in common stock of The Coca-Cola Company as of December 31, 2016 and 2015 (in thousands):

	Shares	Fair Value
December 31, 2016	29,466	$1,221,648
December 31, 2015	29,910	$1,284,920

Note 4 – Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 2, 2009, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

U.S. GAAP require the management of the Plan to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

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Bargaining Employees’ 401(k) Plan

Notes to Financial Statements

Note 5 – Risks and Uncertainties

The Master Trust invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Note 6 – Nonexempt Transactions

During 2016, the Plan Administrator identified certain operational deficiencies regarding one participant’s loan.  Management of the Plan has taken corrective actions to ensure compliance with the Plan’s loan policy and will be filing an application under the Voluntary Correction Program (“VCP”) with the IRS with proposed corrections of these matters.  The Plan Administrator and counsel for the Plan believe that these deficiencies and VCP application will not impact the tax qualification of the Plan and that the Plan continues to maintain tax qualified status under the applicable sections of the IRC.

Note 7 – Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2016 and 2015:

	2016	2015
Net assets available for benefits per the financial statements	$97,414,588	$109,535,210
Adjustment from contract value to fair value for fully benefit- responsive investment contracts	124,610	183,137
Net assets available for benefits per Form 5500	$97,539,198	$109,718,347

The following is a reconciliation of investment income from the Master Trust per the financial statements to the Form 5500 for the year ended December 31, 2016:

Investment income from the Master Trust per the financial statements	$6,417,616
Adjustment from contract to fair value for fully benefit-responsive investment contracts:
Current year	124,610
Prior year	(183,137)
Less: Administrative expenses reported at Master Trust level	(118,635)
Investment income from Master Trust per Form 5500	$6,240,454
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Supplemental Schedule

Coca-Cola Refreshments

Bargaining Employees’ 401(k) Plan

EIN: 58-0503352 PN: 003

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2016

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value

*	Participants	Loans with interest rates ranging from 3.25% to 8.25%. Maturities through 2029.	$4,616,108

* Parties-in-interest

Note: Column (d) cost is not required for participant-directed investments.

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SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, The Coca-Cola Company Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA REFRESHMENTS BARGAINING
EMPLOYEES’ 401(k) PLAN
(Name of Plan)

By:	/s/ Allison O’Sullivan
Allison O’Sullivan Member, The Coca-Cola Company Benefits Committee

Date: June 29, 2017

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm